Exhibit 99.418

Nextech AR Solutions Corp. To Report Year End 2021 Financial Results on Tuesday, March 22, 2022

VANCOUVER, B.C., Canada – March 15, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of augmented reality (“AR”) experience technologies plans to release its fiscal year 2021 and fourth quarter 2021 audited financial results after markets close on Tuesday, March 22, 2022.

In addition Nextech will host its earnings conference call. Date: Tuesday, March 22, 2022 Time: 6:00 p.m. Eastern Time to discuss financial results and management highlights. Speakers will include Evan Gappelberg, Chief Executive Officer and Andrew Chan, Chief Financial Officer.

Conference Call Details:

Toll Free Dial-In Number: (877) 201-0168
International Dial-In Number: (647) 788-4901
Conference ID: 7060475
Webcast Link: https://event.on24.com/wcc/r/3574729/745FB2A10D129E812D7822532774A328

For those unable to join the live event, a recording of the presentation will be posted on the company’s Investor Relations website.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

For further information, please contact:

Investor Relations Contact
Lindsay Betts
investor.relations@Nextechar.com
866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.